Exhibit 99.1

Jevtana® (cabazitaxel) Injection Now

Available in the U.S.

- Jevtana plus prednisone is the first and only therapy approved for patients with metastatic hormone-refractory prostate cancer previously treated with docetaxel-based therapy -

Paris, France – July 19, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that Jevtana® (cabazitaxel) Injection is now available in the United States for patients with metastatic hormone-refractory prostate cancer (mHRPC) previously treated with a docetaxel-based treatment regimen. The availability of Jevtana comes just one month following a priority review and approval by the U.S. Food and Drug Administration (FDA).

“The prostate cancer community is thrilled to now have a new treatment option available for these patients whose disease is very difficult to treat,” said Oliver Sartor, M.D., Piltz Professor for Cancer Research at Tulane Medical School, New Orleans, and North American principal investigator for the pivotal TROPIC trial. “Jevtana will help fill a critical treatment gap, since it is the first treatment approved for patients with this stage of metastatic hormone-refractory prostate cancer.”

Jevtana in combination with prednisone was approved based on results from the Phase 3 TROPIC clinical study involving 755 patients with mHRPC previously treated with a docetaxel-containing treatment regimen. Results from this trial demonstrated a statistically significant 30% [HR=0.70 (95% CI: 0.59-0.83); P<0.0001] relative reduction in the risk of death in mHRPC among patients taking Jevtana in combination with prednisone compared with an active chemotherapy regimen consisting of a standard dose of mitoxantrone and prednisone. Median overall survival in the patients receiving Jevtana plus prednisone was 15.1 (14.1–16.3) months compared to 12.7 (11.6–13.7) months for patients receiving mitoxantrone plus prednisone.

“For many years, treatment of advanced hormone refractory prostate cancer after docetaxel-containing therapy has remained an unmet medical need. The ability to introduce Jevtana for this patient population is an important achievement for sanofi-aventis Oncology that exemplifies our deep commitment to bringing innovative new therapies to the cancer community,” said Debasish Roychowdhury, M.D., Senior Vice President, Global Oncology, sanofi-aventis.

For patients with metastatic prostate cancer, hormone therapy is frequently the first treatment offered. Patients who no longer respond to hormone therapy often receive chemotherapy. However, some patients develop chemotherapy resistance, and their disease continues to progress. Before Jevtana, no available second-line treatment options were proven to provide a survival benefit in mHRPC patients. The combination of Jevtana and prednisone is the first and only therapy to have shown a significant survival benefit for patients with mHRPC previously treated with a docetaxel-containing regimen in this setting.

Sanofi-aventis www.sanofi-aventis.com Media Relations: Tel. : (+) 33 1 53 77 44 50 - E-mail : MR@sanofi-aventis.com Investor Relations: Tel. : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi-aventis.com

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In the TROPIC Study, the most common (≥ 10%) grade 1-4 adverse reactions were anemia, leukopenia, neutropenia, thrombocytopenia, diarrhea, fatigue, nausea, vomiting, constipation, asthenia, abdominal pain, hematuria, back pain, anorexia, peripheral neuropathy, pyrexia, dyspnea, dysguesia, cough, arthralgia, and alopecia. The most common (≥ 5%) grade 3-4 adverse reactions in patients who received Jevtana were neutropenia, leukopenia, anemia, febrile neutropenia, diarrhea, fatigue, and asthenia. Treatment discontinuations due to adverse drug reactions occurred in 18% of patients who received Jevtana and 8% of patients who received mitoxantrone. The most common adverse reactions leading to treatment discontinuation in the Jevtana group were neutropenia and renal failure. Deaths due to causes other than disease progression within 30 days of last study drug dose were reported in 18 (5%) Jevtana patients and three (less than 1%) mitoxantrone-treated patients. The most common fatal adverse reactions in Jevtana patients were infections (n=5) and renal failure (n=4). One death was due to diarrhea-induced dehydration and electrolyte imbalance.

About Jevtana® (cabazitaxel) Injection

Jevtana, a microtubule inhibitor, is approved in combination with prednisone for the treatment of patients with metastatic hormone-refractory prostate cancer (mHRPC) previously treated with a docetaxel-based treatment regimen. Jevtana is to be administered intravenously. Jevtana was granted fast track designation by the FDA in November 2009. The rolling new drug application (NDA) submission was completed in March 2010 and was granted priority review in April 2010; Jevtana was approved by the FDA less than three months later. A registration dossier of Jevtana is also under regulatory review by other regulatory authorities, including the European Medicines Agency.

Important Safety Information for Jevtana

WARNING

•

Neutropenic deaths have been reported. In order to monitor the occurrence of neutropenia, frequent blood cell counts should be performed on all patients receiving JEVTANA®. JEVTANA® should not be given to patients with neutrophil counts of ≤1,500 cells/mm3.

•

Severe hypersensitivity reactions can occur and may include generalized rash/erythema, hypotension and bronchospasm. Severe hypersensitivity reactions require immediate discontinuation of the JEVTANA® infusion and administration of appropriate therapy. Patients should receive premedication.

•	JEVTANA® must not be given to patients who have a history of severe hypersensitivity reactions to JEVTANA® or to other drugs formulated with polysorbate 80.

CONTRAINDICATIONS

•	JEVTANA should not be used in patients with neutrophil counts of ≤ 1,500/mm3.

•	JEVTANA is contraindicated in patients who have a history of severe hypersensitivity reactions to cabazitaxel or to other drugs formulated with polysorbate 80.

WARNINGS AND PRECAUTIONS

•	Neutropenic deaths have been reported

•	Monitor blood counts frequently to determine if initiation of G-CSF and/or dosage modification is needed

•	Primary prophylaxis with G-CSF should be considered in patients with high-risk clinical features

•	Severe hypersensitivity reactions can occur

•	Premedicate with corticosteroids and H2 antagonists

•	Discontinue infusion immediately if hypersensitivity is observed and treat as indicated

•	Mortality related to diarrhea has been reported

•	Rehydrate and treat with anti-emetics and anti-diarrheals as needed

•	If experiencing grade ≥3 diarrhea, dosage should be modified

•	Renal failure, including cases with fatal outcomes, has been reported. Identify cause and manage aggressively.

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•

Patients ≥65 years of age were more likely to experience fatal outcomes not related to disease progression and certain adverse reactions, including neutropenia and febrile neutropenia. Monitor closely.

•	Patients with impaired hepatic function were excluded from the randomized clinical trial

•	Hepatic impairment is likely to increase the JEVTANA® concentrations

•	JEVTANA® should not be given to patients with hepatic impairment

•	JEVTANA® can cause fetal harm when administered to a pregnant woman

•	There are no adequate and well-controlled studies in pregnant women using JEVTANA®

ADVERSE REACTIONS

•

Deaths due to causes other than disease progression within 30 days of last study drug dose were reported in 18 (5%) JEVTANA®-treated patients. The most common fatal adverse reactions in JEVTANA®-treated patients were infections (n=5) and renal failure (n=4)

•

The most common (≥10%) grade 1–4 adverse reactions were anemia, leukopenia, neutropenia, thrombocytopenia, diarrhea, fatigue, nausea, vomiting, constipation, asthenia, abdominal pain, hematuria, back pain, anorexia, peripheral neuropathy, pyrexia, dyspnea, dysgeusia, cough, arthralgia, and alopecia

•	The most common (≥5%) grade 3–4 adverse reactions in patients who received JEVTANA® were neutropenia, leukopenia, anemia, febrile neutropenia, diarrhea, fatigue, and asthenia

Please see full prescribing information for Jevtana, including boxed WARNING, at http://products.sanofi-aventis.us/jevtana/jevtana.pdf

The Incidence of Prostate Cancer

Worldwide, prostate cancer ranks third in cancer incidence and sixth in cancer mortality in men. In the U.S., prostate cancer remains the second most common cause of cancer death among men after lung cancer. In 2009, an estimated 192,000 new cases were anticipated in the U.S., while 27,000 men were expected to have died from the disease. For many patients with prostate cancer, their disease continues to progress despite prior treatment – including surgical and/or hormonal castration followed by chemotherapy. Metastatic prostate cancer indicates that the cancer has spread to the lymph nodes or other parts of the body, particularly the bones. Castration resistant/hormone-refractory prostate cancer means that the cancer has continued to grow despite the suppression of male hormones that fuel the growth of prostate cancer cells. An estimated 10-20% of patients with prostate cancer are diagnosed when the cancer has already metastasized.

About sanofi-aventis Oncology

Formed in March 2010, sanofi-aventis Oncology is targeting cancer on all fronts in an effort to address unmet medical needs for a broad range of patients. Starting with a deep understanding of the mechanisms by which cancer develops, grows and spreads as well as identifying the right science early in the discovery process, the company employs innovative approaches to bring the right medicines to the right patients.

There are currently more than 10 compounds in development across a broad scientific platform, including cytotoxic, antimitotic, anti-angiogenic agents, antivascular agents, monoclonal antibodies and cancer vaccines, as well as supportive care therapies. Four of these compounds are now being investigated in phase 3 clinical studies aimed at multiple solid and hematologic tumors.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

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Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Marisol Peron

Mobile: +33 (0) 6 08 18 94 78

E-mail: marisol.peron@sanofi-aventis.com

Emmy Tsui

Tel: 1 - (908) 981-6573

E-mail: emmy.tsui@sanofi-aventis.com

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